UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70957

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: EF Hutton & Co., LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

745 Fifth Avenue, 34th Floor & PH
(No. and Street)

New York	NY	10151
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joe Rallo	212-970-3707	jrallo@efhutton.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jerome Davies, CPA, PC
(Name – if individual, state last, first, and middle name)

3605 Sandy Plains Rd	Marietta	GA	30066
(Address)	(City)	(State)	(Zip Code)

4/25/17	6363
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Rallo _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EF Hutton & Co., LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

E.F. HUTTON & CO., LLC

(SEC I.D. No. 8-70957)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

As of and for the Year Ended December 31, 2025

And

Report of Independent Registered Public Accounting Firm

E.F. Hutton & Co, LLC

TABLE OF CONTENTS

For the Year Ended December 31, 2025

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
E.F. Hutton & Co., LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of E.F. Hutton & Co., LLC (the Company) as of December 31, 2025, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of E.F. Hutton & Co., LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in schedules I through III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedules I through III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2025.

Jerome Davies, CPA, P.C

Marietta, Georgia
April 13, 2026


E.F. Hutton & Co., LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2025


ASSETS

Cash	$	1,111,667
Accounts receivable		25,000
Due from related party		40,751
Prepaid expenses		39,508
Fixed assets, net		82,178
Deposits		130,887
TOTAL ASSETS	**$**	**1,429,991**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable & accrued liabilities	$	222,073
Due to member		15,006
Deferred rent		20,394
Unearned revenue		75,000
TOTAL LIABLITIES	**$**	**332,473**
MEMBERS' EQUITY	**$**	**1,097,518**
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**1,429,991**


The accompanying notes are an integral part of these financial statements.


E.F. Hutton & Co., LLC

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended December 31, 2025

1. **Organization and Nature of Business**

   E.F. Hutton & Co., LLC (the Company) is a New Mexico Limited Liability Company, a broker-dealer registered with the Securities and Exchange Commission (SEC), and member of the Financial Industry Regulatory Authority (FINRA) as of March 15, 2023. As a limited liability company, the members' liability is limited to their investment.

   In January 2025, the Company's owner entered into a purchase agreement for the sale of a minority interest in the Company. The agreement provided the purchaser with an option to acquire 100% of the membership interests subject to certain conditions and approval by FINRA.

   In March 2025, the Company changed its name from WH Capital, LLC to E.F. Hutton & Co., LLC.

   The Company operates in private placements of securities, investment banking, registered direct offerings, and commission sharing. The Company is exempt from the provisions of Rule 15c3-3 as the Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, and does not carry accounts of or for customers.

2. **Significant Accounting and Reporting Policies**

   Basis of Presentation
   The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Cash
   The Company maintains its cash in a bank deposit account which, at times, may exceed the federally insured limits. The Company monitors the bank account and does not expect to incur any losses from such account.

E.F. Hutton & Co., LLC

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended December 31, 2025

2. **Significant Accounting and Reporting Policies – Continued**

Accounts Receivable

Accounts receivable are non-interest bearing, uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on the analysis of the Company's collection experience, the customer's credit worthiness, and the current economic trends. Based on management's review of accounts receivable, no allowance for credit losses is considered necessary.

Revenue from Contracts with Customers

Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides corporate finance and financial advisory services such as private placements of debt and equity, mergers and acquisitions (M&A) (sell-side and buy-side), recapitalization, accessing public debt and equity markets, valuations and fairness opinions, and business and strategic advice.

Revenue for advisory arrangements is generally recognized at the point in time that the performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as unearned revenue on the accompanying Statement of Financial Condition, revenue is recognized at the point in time that the related services have been completed.

Revenues from fees arising from private securities placement in which the Company acts as agent are based upon the capital commitments obtained and are recognized as of the closing for the respective placement, when all performance obligations to the client have been satisfied.

2. **Significant Accounting and Reporting Policies – Continued**

    Income Taxes

    The Company is taxed as a partnership. As a result, the income or losses of the Company flow through to its members and no federal or state income taxes are recorded in the accompanying financial statements.

    The Company follows the FASB Accounting Standards Codification (ASC) 740-10, Accounting for the Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable taxing authority. Tax positions not deemed to meet the "more likely than not" threshold would be recorded as a tax expense and liability in 2025. A tax position includes an entity's status, including its status as a pass-through entity, and the decision to not file a tax return.

    Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2025.

    Advertising and Marketing
    The Company expenses advertising and marketing costs as incurred. The Company incurred $90,583 in advertising and marketing expenses for the year ended December 31, 2025.

3. **Segment Information**

    The Company operates as a securities broker-dealer in a single line of business, offering services including private placements of securities, investment banking, registered direct offerings, and commission sharing. The Company has identified the Chief Executive Officer of the Company as the CODM, who uses revenues and expenses to evaluate the business, predominantly in the cash forecasting process, to make resource allocation decisions at the entity level. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits, infuse capital or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

E.F. Hutton & Co., LLC

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended December 31, 2025

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934 which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. The ratio of aggregated indebtedness to net capital cannot exceed 15:1.

At December 31, 2025, the Company had net capital of $779,194 which is $757,029 in excess of its required net capital of $22,165. The ratio of aggregate indebtedness to net capital was 0.43 to 1.

5. Operating Lease Obligations

The Company signed an office sublease agreement effective September 1, 2025, and ending May 15, 2026. The Company has elected, for all underlying classes of assets, to not recognize ROU assts and lease liabilities for the short-term leases that have initial noncancelable terms of 12 months or less at lease commencement and do not include an option to purchase the underlying asset the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term. The total lease cost for the year ended December 31, 2025, was $150,394.

6. Fixed Assets

Fixed assets are recorded at cost less accumulated depreciation. Additions, improvements, renewals, and expenditures that add materially to productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are charged to an expense account as incurred. Upon retirement or disposal of an asset, the asset and related accumulated depreciation is eliminated. Any gain or loss on such transactions is charged to operations. The provision for Depreciation is computed on the straight-line method over the estimated useful life of the below assets, 5 years.

A summary of fixed assets at December 31, 2025, is as follows:

Office equipment	$ 39,894
Automobile	44,900
Total fixed assets	84,794
Accumulated depreciation	(2,616)
Total fixed assets, net	$ 82,178

Depreciation expense in 2025 was $2,616.

E.F. Hutton & Co., LLC

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended December 31, 2025

7. Related Party Transactions

An entity under common ownership (the "Affiliate") pays rent pursuant to the lease in Note 5, on behalf of the Company. The Company forwards payments to the Affiliate prior to the date rent is due and records the amount as due from the Affiliate. The Company subsequently reclassifies the amount to rent expense on the date rent is due (1st of the month). The amount due from related party on the accompanying Statement of Financial Condition as of December 31, 2025, of $40,751 relates to rent payable by the Affiliate for the month of January 2026.

A member paid Company travel related expenses from personal funds, for which the Company will reimburse the member. Such expenses are included in operating expenses in the respective expense accounts on the accompanying Statement of Operations. As of December 31, 2025, the $15,006 due to member on the accompanying Statement of Financial Condition was for reimbursement of such expenses.

8. Concentrations

Three customers represented 10% or more of total revenue individually, and 86% of total revenues in the aggregate. 100% of total accounts receivable is due from one customer.

9. Commitments and Contingencies

The Company is subject to litigation in the normal course of business. The Company has no contingencies including arbitration or other litigation claims that may result in a loss or a future obligation as of December 31, 2025.

10. Subsequent Events

Management has evaluated events that occurred after December 31, 2025, through the date the financial statements were issued.

On January 15, 2026, the minority member acquired 100% of the membership interests of the Company pursuant to the January 2025 purchase agreement, and assigned his interest to E.F. Hutton Holdings, LLC.

Other than the information provided above, there are no subsequent events that would require recognition or disclosure in these financial statements.